Autocallable Quarterly Review Notes due May 8, 2014 Based on the Performance of Palladium	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-178081 May 1, 2013
The Autocallable Quarterly Review Notes are designed for investors who desire exposure to Palladium and who seek early exit prior to maturity for a cash payment if, on any of the first three Review Dates, the Commodity Price is at or above the specified Call Level. If the securities are not called prior to maturity, investors will receive a fixed cash payment if the Commodity Price is at or above the Call Level on the Final Review Date and are protected at maturity against up to a 20% decline of the Underlying Commodity from the Initial Commodity Price on the Final Review Date but will lose some or all of their principal if the Final Commodity Price declines by more than 20%. You may lose your entire initial investment. Investors in the securities should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the securities are called.

Senior unsecured obligations of Morgan Stanley maturing May 8, 2014.  All payments on the securities are subject to the credit risk of Morgan Stanley.
The securities are expected to price on May 3, 2013 and are expected to settle on  May 8, 2013.
The securities will be issued in denominations of $1,000 per security and integral multiples thereof.

Fees and Commissions:

J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1% for each security it sells. In addition, JPMorgan Chase Bank, N.A. will purchase securities from Morgan Stanley & Co. LLC for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the stated principal amount per security and will forgo any sales commission with respect to such sales.

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on the Commodity Prices on each of the Review Dates

Diagram #1: Automatic Early Call  (Starting in August, 2013)

Diagram #2: Payment at Maturity if No Automatic Early Call Occurs

KEY TERMS

Issuer	Morgan Stanley

Underlying Commodity	Palladium

Automatic Early Call
If the Commodity Price on any of the first three Review Dates is at or above the Call Level, the securities will be automatically called for a fixed cash payment per security (the “Call Price”) on the third business day following the related Review Date (the “Call Date”).  The Call Price will vary depending on the applicable Review Date:
•      1st Review Date (August 5, 2013): at least $1,037* per security (corresponding to at least 103.70% of the Stated Principal Amount)
•       2nd Review Date (November 5, 2013): at least $1,074* per security (corresponding to at least 107.40% of the Stated Principal Amount)
•       3rd Review Date (February 5, 2014): at least $1,111* per security (corresponding to at least 111.10% of the Stated Principal Amount)
*The actual Call Price applicable to each Review Date will be determined on the Pricing Date but will not be less than the Call Prices stated above.

Call Level	100% of the Initial Commodity Price

Payment at maturity
At maturity, if the securities have not previously been called, investors will receive for each security they hold an amount of cash that will vary depending on the Commodity Price on May 5, 2014† (the “Final Review Date”) (the “Final Commodity Price”), equal to:
•       If the Final Commodity Price is at or above the Call Level on the Final Review Date: at least $1,148 per security (corresponding to at least 114.80% of the Stated Principal Amount).
•       If the Final Commodity Price is lower than the Call Level but has not declined by more than 20% from the Initial Commodity Price: the $1,000 Stated Principal Amount, or
•       If the Final Commodity Price has declined by more than 20% from the Initial Commodity Price: $1,000 + ($1,000 × Commodity Percent Change).

Call Date	The third business day following the applicable Review Date.

Commodity Percent Change	The percentage change from the Initial Commodity Price to the Final Commodity Price, calculated as follows: (Final Commodity Price – Initial Commodity Price) / Initial Commodity Price

Initial Commodity Price	The price of the Underlying Commodity, as published by the London Platinum and Palladium Market, on the Pricing Date.

Final Commodity Price
The price of the Underlying Commodity, as published by the London Platinum and Palladium Market, on the Final Review Date, subject to postponement for non-trading business days and certain market disruption events.

Maturity date	May 8, 2014

Listing	The securities will not be listed on any securities exchange

CUSIP / ISIN	6174824L5 / US6174824L53

KEY RISKS / CONSIDERATIONS
• The securities do not pay interest or guarantee the return of any principal at maturity. You could lose your entire initial investment in the securities.
• Appreciation potential is limited.
• The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.
• The return on the securities is linked to a single commodity, and the price of palladium may change unpredictably and affect the value of the securities in unforeseeable ways.
• The amount payable on the securities is not linked to the performance of the Underlying Commodity at any time other than the Review Dates.
• Investing in the securities is not equivalent to investing in the Underlying Commodity.
• Legal and regulatory changes could adversely affect the return on and value of the securities.
• The securities will not be listed on any securities exchange and secondary trading may be limited.
• Additional risk factors can be found in the accompanying preliminary terms and the following pages of this document.

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Autocallable Quarterly Review Notes due May 8, 2014 Based on the Performance of Palladium
Risk Factors

THE SECURITIES DO NOT PAY INTEREST OR GUARANTEE THE RETURN OF ANY PRINCIPAL AT MATURITY — The terms of the securities differ from those of ordinary debt securities in that we do not pay you interest on the securities and do not guarantee to pay you any of the principal at maturity.  Instead, if the securities have not been automatically called prior to maturity, you will receive at maturity for each security you hold an amount in cash that will vary depending on the Commodity Price on the Final Review Date, which we refer to as the Final Commodity Price.  If the Final Commodity Price has declined by more than 20% from the Initial Commodity Price, you will be fully exposed to the negative performance of the Underlying Commodity, and will lose 1% of your Stated Principal Amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price.  For example, if the Final Commodity Price declines by 50% from the Initial Commodity Price, you will lose 50% of your principal.  As there is no minimum payment on the securities, you could lose your entire investment.

APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities is limited to the fixed return specified for each Review Date and at maturity, regardless of any greater price performance of the Underlying Commodity, which could be significant.  In addition, the Automatic Early Call feature may limit the term of your investment to as short as three months.  If the securities are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

MARKET PRICE OF THE SECURITIES MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS — Several factors, some of which are beyond our control, will influence the value of the securities in the secondary market and the price at which Morgan Stanley & Co. LLC, which we refer to as MS & Co., may be willing to purchase or sell the securities in the secondary market.  We expect that generally the market price of the Underlying Commodity on any day will affect the value of the securities more than any other single factor.  However, because the payout on the securities is not directly correlated to the Underlying Commodity, the securities will trade differently from the Underlying Commodity.  Factors that may influence the value of the securities include:
•
the market price of the Underlying Commodity and the price of the futures contracts on the Underlying Commodity, including in relation to the Call Level, and the volatility (frequency and magnitude of changes in value) of such values or prices, as applicable;

•	trends of supply and demand for the Underlying Commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the Underlying Commodity;
•	interest and yield rates in the market;
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodities markets generally and which may affect the price of the Underlying Commodity;
•	the time remaining until the next Review Date and the maturity of the securities; and
•	any actual or anticipated changes to our credit ratings or credit spreads.

In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the securities will vary and may be less than the original issue price at any time prior to maturity and a sale of the securities prior to maturity may result in a loss. For example, you may have to sell your securities at a substantial loss if on that date the Commodity Price is below the Call Level.

You cannot predict the future prices of the Underlying Commodity based on its historical prices.  If the securities are not called prior to maturity and the Final Commodity Price declines by more than 20% from the Initial Commodity Price, you will be fully exposed to any decline in the Final Commodity Price from the Initial Commodity Price and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the securities will be called prior to maturity or that the Final Commodity Price will be at or above the Call Level such that you will receive at maturity an amount that is greater than the principal amount of your investment.

THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

THE RETURN ON THE SECURITIES IS LINKED TO A SINGLE COMMODITY, AND THE PRICE OF PALLADIUM MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE SECURITIES IN UNFORESEEABLE WAYS – Investments, such as the securities, linked to the price of a single commodity, such as Palladium, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors. The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the supply of palladium tend to have a disproportionate effect on the price of palladium. Key factors that may influence prices are the mining policies and production costs in the most important palladium-producing countries, in particular, Russia, South Africa, the United States and Canada (which together account for over 90% of production), the size and availability of palladium stockpiles, global supply and demand as well as the level of economic activity of the main consuming countries. Investments in exchange-traded notes and funds linked to the price of palladium may also have an impact on palladium prices. The possibility of large-scale distress sales of palladium in times of crisis may also have a short-term negative impact on the price of palladium. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to sales from institutional investors such as hedge funds and pension funds. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium in catalytic converters, accounts for more than 50% of the industrial use of palladium, and a decline in the global automotive industry may impact the price of palladium. Palladium is also used in the electronics, dental and jewelry industries.  The price of palladium may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The payment at maturity on the securities is linked exclusively to the price of palladium and not to a diverse basket of commodities or a broad-based commodity index.  The price of palladium may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the securities are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of palladium may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

THE AMOUNT PAYABLE ON THE SECURITIES IS NOT LINKED TO THE PERFORMANCE OF THE UNDERLYING COMMODITY AT ANY TIME OTHER THAN THE REVIEW DATES  –  Whether the securities will be called on any Call Date and, if the securities have not been called prior to maturity, the amount payable on the securities at maturity will be based on the Commodity Price on the relevant Review Date.  Even if the Underlying Commodity appreciates prior to a Review Date but then drops by such Review Date so that it is lower than the Call Level: (i) with respect to any of the first three Review Dates, the securities will not be called and (ii) with respect to the Final Review Date, the payment at maturity will be significantly less than it would have been had the payment at maturity been linked to the performance of the Underlying Commodity prior to such drop.  Although the actual Commodity Price on the maturity date or at other times during the term of the securities may be higher than the Commodity Price on the Review Dates, the payout on the securities will be based solely on the Commodity Price on the Review Dates.

THE AUTOMATIC CALL FEATURE MAY LIMIT THE TERM OF YOUR INVESTMENT TO THREE MONTHS  –  The term of your investment in the securities may be limited to as short as approximately three months by the automatic early call feature of the securities.  If the securities are redeemed prior to maturity, you may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

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Autocallable Quarterly Review Notes due May 8, 2014 Based on the Performance of Palladium
Risk Factors

THE SECURITIES WILL NOT BE LISTED AND SECONDARY TRADING MAY BE LIMITED — The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

HEDGING AND TRADING ACTIVITY BY THE CALCULATION AGENT AND ITS AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE NOTES — One or more of our subsidiaries expect to carry out hedging activities related to the securities (and to other instruments linked to the Underlying Commodity), including trading in futures contracts on the Underlying Commodity, and possibly in other instruments related to the Underlying Commodity.  Some of our subsidiaries also trade the Underlying Commodity and other financial instruments related to the Underlying Commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the Initial Commodity Price and, as a result, the Call Level at or above which the Commodity Price must be on any of the Review Dates in order for the securities to be automatically called prior to maturity or, if the securities are not called prior to maturity, in order for you to receive a payment at maturity that exceeds the Stated Principal Amount of the securities.  Additionally, such hedging or trading activities during the term of the securities could potentially affect the price of the Underlying Commodity on the Review Dates and, accordingly, whether the securities are automatically called prior to maturity and, if the securities are not called prior to maturity, the amount of cash, if any, you receive at maturity.

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the cost of hedging the our obligations under the securities.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

THE CALCULATION AGENT, WHICH IS A SUBSIDIARY OF THE ISSUER, WILL MAKE DETERMINATIONS WITH RESPECT TO THE SECURITIES —  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) will determine the Initial Commodity Price, the Commodity Price on each Review Date, whether the Commodity Price on any of the first three Review Dates is at or above the Call Level and therefore whether the securities will be called following such Review Date and whether a market disruption event has occurred, and, if the securities are not called prior to maturity, will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of any Commodity Price in the event of a market disruption event, may adversely affect the payout to you on the securities.

NOT EQUIVALENT TO INVESTING IN THE UNDERLYING COMMODITY — Investing in the securities is not equivalent to investing in the Underlying Commodity or the futures contracts on the Underlying Commodity.

LEGAL AND REGULATORY CHANGES COULD ADVERSELY AFFECT THE RETURN ON AND VALUE OF YOUR SECURITIES — Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements.  The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading.  Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period.  These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts.  The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action.  In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general.  The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the securities.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts.  In particular, on October 18, 2011, the CFTC adopted interim and final position limits that would have applied to a party’s combined futures, options and swaps position in any one of 28 physical commodities and economically equivalent futures, options and swaps.  These limits would have, among other things, expanded existing position limits applicable to options and futures contracts to apply to swaps and applied them across affiliated and controlled entities and accounts.  However, the International Swaps and Derivatives Association and the Securities Industry and Financial Markets Association jointly filed a legal challenge to the position limit rules, which were due to take effect on October 12, 2012, in the U.S. District Court for the District of Columbia.  On September 28, 2012, the court vacated the position limit rules and remanded them to the CFTC.  The CFTC announced on November 15, 2012 that it will appeal the court’s decision.  If position limit rules are ultimately upheld in an appeal or if substantially similar rules are adopted and implemented by the CFTC, such rules could interfere with our ability to enter into or maintain hedge positions in instruments subject to the limits, and consequently, we may need to decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in such underlying commodity or futures contracts on such underlying commodity or related contracts.  Similarly, other market participants would be subject to the same regulatory issues and could decide, or be required to, sell their positions in such underlying commodity or futures contracts on such underlying commodity or related contracts.  While the effect of these or other regulatory developments are difficult to predict, if this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of such underlying commodity or futures contracts on such underlying commodity and therefore, the value of the securities.

THERE ARE RISKS RELATING TO THE TRADING OF METALS ON THE LONDON PLATINUM AND PALLADIUM MARKET– Palladium is traded on the London Platinum and Palladium Market, which we refer to as the LPPM.  The price of palladium will be determined by reference to the fixing prices reported by the LPPM.  The LPPM is a self-regulatory association of bullion market participants.  Although all market-making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity.  If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of palladium may be adversely affected.  The LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading.  For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

UNITED STATES FEDERAL TAX CONSEQUENCES.  Please read the discussion of United States federal tax consequences, and any related risk factors, in the preliminary terms describing the terms of the securities.

You can review a graph setting forth the historical performance of the Underlying Commodity in the preliminary terms describing the terms of the securities. The historical performance of the Underlying Commodity should not be taken as an indication of its future performance, and no assurance can be given as to the price of the Underlying Commodity at any time, including on the Review Dates.

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Autocallable Quarterly Review Notes due May 8, 2014 Based on the Performance of Palladium

Important Information

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The information provided herein was prepared by sales, trading, or other non-research personnel of one of the following: Morgan Stanley & Co. LLC, Morgan Stanley & Co. International PLC, Morgan Stanley MUFG Securities Co., Ltd, Morgan Stanley Capital Group Inc. and/or Morgan Stanley Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”), but is not a product of Morgan Stanley's Equity Research or Fixed Income Research Departments. This communication is a marketing communication and is not a research report, though it may refer to a Morgan Stanley research report or the views of a Morgan Stanley research analyst. We are not commenting on the fundamentals of any companies mentioned. Unless indicated, all views expressed herein are the views of the author’s and may differ from or conflict with those of the Morgan Stanley Equity Research or Fixed Income Research Departments or others in the Firm.

Morgan Stanley is not acting as a municipal advisor and the opinions or views contained herein are not intended to be, and do not constitute, advice, including within the meaning of Section 975 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

This material is not (and should not be construed to be) investment advice (as defined under ERISA or similar concepts under applicable law) from Morgan Stanley with respect to an employee benefit plan or to any person acting as a Fiduciary for an employee benefit plan, or as a primary basis for any particular plan investment decision. These materials have been based upon information generally available to the public from sources believed to be reliable. No representation is given with respect to their accuracy or completeness, and they may change without notice. Morgan Stanley on its own behalf and on behalf of its affiliates disclaims any and all liability relating to these materials, including, without limitation, any express or implied representations or warranties for statements or errors contained in, or omissions from, these materials. Morgan Stanley and others associated with it may make markets or specialize in, have or may in the future enter into principal or proprietary positions (long or short) in and effect transactions in securities of companies or trading strategies mentioned or described herein and may also perform or seek to perform investment banking, brokerage or other services for those companies and may enter into transactions with them. We may at any time modify or liquidate all or a portion of such positions and we are under no obligation to contact you to disclose any such intention to modify or liquidate or any such modification or liquidation. Morgan Stanley acts as “prime broker” and lender for a number of hedge funds. As a result, Morgan Stanley may indirectly benefit from increases in investments in hedge funds. Unless stated otherwise, the material contained herein has not been based on a consideration of any individual client circumstances and as such should not be considered to be a personal recommendation. We remind investors that these investments are subject to market risk and will fluctuate in value. The investments discussed or recommended in this communication may be unsuitable for investors depending upon their specific investment objectives and financial position. Where an investment is denominated in a currency other than the investor’s currency, changes in rates of exchange may have an adverse effect on the value, price of, or income derived from the investment. The performance data quoted represents past performance. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. Transaction costs (such as commissions) are not included in the calculation of returns. Changes to the assumptions may have a material impact on any returns detailed. Potential investors should be aware that certain legal, accounting and tax restrictions, margin requirements, commissions and other transaction costs and changes to the assumptions set forth herein may significantly affect the economic consequences of the transactions discussed herein. The information and analyses contained herein are not intended as tax, legal or investment advice and may not be suitable for your specific circumstances. By submitting this communication to you, Morgan Stanley is not advising you to take any particular action based on the information, opinions or views contained herein, and acceptance of such document will be deemed by you acceptance of these conclusions. You should consult with your own municipal, financial, accounting and legal advisors regarding the information, opinions or views contained in this communication.

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